Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)

July 19, 2005	BY:	/s/ Michinori Katayama
Michinori Katayama
Corporate Officer General Manager Corporate Communications Department Administration Group

Contact in TDK:
Nobuyuki Koike
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp

TDK to Acquire Invensys plc.’s Power Supply Business

     TOKYO JAPAN, July 19, 2005, — TDK Corporation (the “Company”) today announced that it has signed an agreement to acquire London-headquartered Invensys plc.’s Lambda Power Division, which mainly develops, manufactures and sells power supplies, at a cost of approximately US$235 million (approx. ¥26.0 billion). Invensys plc. is listed on the London Stock Exchange.

     The Lambda Power Division consists of Lambda USA, Lambda Europe, Densei-Lambda KK and other entities and conducts business in 13 countries around the world. The division has bases in the U.S., Canada, the U.K., Germany, France, Italy and Sweden. Densei-Lambda KK operates in Japan, Israel, China, Malaysia, Singapore and Thailand.*

*Refer to the explanatory sheet attached to this release.

     Under the terms of the agreement, the TDK Group will be the sole owner of Lambda Power businesses in the U.S. and Europe and acquire approximately 58% of the shares of Densei-Lambda KK.

     Densei-Lambda KK and other companies of the Lambda Power Division boast outstanding capabilities in terms of technology, sales and marketing as specialist manufacturers of power supplies. TDK conducts a power supply business that is based on expertise in electronic materials, particularly ferrite. The acquisition is intended to establish a more resilient operating base in the power supply field, which is expected to continue to grow in the years ahead, by combining TDK’s strengths with those of the various businesses of the Lambda Power Division.

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Overview of the Lambda Power Division

Belonging to Invensys plc., this business division primarily develops, manufactures and sells power supplies. The division has bases in the U.S., Europe, Asia and elsewhere. Densei-Lambda KK is its Japanese arm.
Annual turnover: approx. US$437million (March 2005 fiscal year)

Overview of Densei-Lambda KK (http://www.densei-lambda.com/)

Established: 1970
Annual turnover: approx. ¥34.1 billion (March 2005 fiscal year)
Business lines: Development, manufacture and sales of various types of power supplies (mainstay products are switching power supplies and uninterruptible power supplies)
No. of employees: Consolidated: 2,720; Non-consolidated: 636 (as of March 31, 2005)
Stock exchange listings: First section of the Tokyo and Osaka stock exchanges

Overview of Invensys plc. (http://www.invensys.com/)

Headquarters: London, England
Established: 1819
Annual turnover: approx. GBP 2.9 billion (March 2005 fiscal year)
Business lines: Railway control systems, manufacturing equipment and control systems, building control systems, etc.
No. of employees: approx. 30,000 (in around 60 countries)
Stock exchange listings: London Stock Exchange ISYS.L

Overview of TDK (http://www.tdk.co.jp/tetop01/index.htm/)

     TDK Corporation (NYSE: TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite,” a key material in electronics and magnetics. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.

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Explanatory sheet

Lambda Power Division

Share transfer from Invensys to TDK by the transactions defined in the Agreement

100% shares of each entity described in ▭ shall be transferred to TDK

Lambda-Power Division
Lambda Holdings
Lambda America Inc
Lambda SAS France
Lambda GmbH Germany
Lambda Srt Italy
Lambda Electronics Canada
Coutant-Lambda Ltd UK
Lambda Scandinavia Sweden
100%
Lambda Far East
9.41%
48.80%
Densei-Lambda K.K.
10 Subsidiaries